SEC FILE NUMBER
                                                                                                                            001-00367

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):	☒ Form 10-K	☐ Form 20-F	☐ Form 11-K	☐ Form 10-Q
	☐ Form 10-D	☐ Form N-SAR	☐ Form N-CSR

For Period Ended:                                         June 30, 2011

☐ Transition Report on Form 10-K	☐ Transition Report on Form 10-Q
☐ Transition Report on Form 20-F	☐ Transition Report on Form N-SAR
☐ Transition Report on Form 11-K

For the Transition Period Ended:  ______________________________________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:  _____________________________________________________

PART I
REGISTRANT INFORMATION

The L.S. Starrett Company
Full Name of Registrant

Former Name if Applicable
121 Crescent St.
Address of Principal Executive Office (Street and Number)
Athol, MA 01331
City, State and Zip Code

PART II
RULE 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check box if appropriate).

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.
☒	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, or Form N-SAR or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III
NARRATIVE

The L.S. Starrett Company (the “Company”) has determined that it must delay the filing of its Form 10-K for the period ending June 30, 2011 due to delays in implementing changes to the Company’s method of accounting for pensions.  The filing will be made within the prescribed 15 day due date.

PART IV
OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Francis J. O’Brien	(978)	249-3551
(Name)	(Area Code)	(Telephone Number)

(2)           Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If the answer is no, identify report(s).
☒ Yes	☐ No

(3)           Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
☒ Yes	☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

For fiscal 2010, the Company previously reported on its Form 10-K a net loss of approximately $3.0 million.  Due to a change in pension accounting, the Company will report a net loss of approximately $8.0 million for fiscal 2010 in the fiscal 2011 Form10-K. The Company estimates net earnings of approximately $6.8 million for fiscal 2011.

                                   The L.S. Starrett Company
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:  September 14, 2011                                                By: /s/ Francis J. O’Brien
Name:  Francis J. O’Brien
Title:    Chief Financial Officer